Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

January 28, 2022

Anu Dubey, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	MSD Investment, LLC

Form 10

File Nos. 000-56375; 814-01334

Dear Ms. Dubey:

On behalf of MSD Investment Corp. (f/k/a MSD Investment, LLC) (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on January 14, 2022 regarding the Company’s registration statement on Form 10 (File No. 000-56375) (the “Initial Registration Statement”) filed on December 15, 2021. The Staff’s comments are set forth below and are followed by the Company’s responses. As we discussed, we are submitting this response letter along with a redline reflecting any revisions to the Initial Registration Statement supplementally, rather than by a filed amendment to the Initial Registration Statement in order to allow the Company additional time to complete the audit of its financial statements. We greatly appreciate the Staff accommodating our request to respond in this manner. We will file an amendment to the Initial Registration Statement no later than February 7, 2022, which will include, (i) all of the revisions set forth in the redline we are submitting today, (ii) the Company’s financial statements, audited as of December 31, 2021, and (iii) any further revisions that may be required as a result of any additional comments you may have. All page numbers herein refer to the numbered pages of the attached redline of the Initial Registration Statement (the “Redline”).

Explanatory Note (page 1)

1.

Please add the bulleted disclosure below, if applicable, in bold and if the Company makes additional offerings of its Shares in the future, an investor may be required to make additional purchases of the Company’s Shares on one or more dates to be determined by the Company.

•	The Company intends to invest primarily in privately held companies for which little public information exists and which are more vulnerable to economic downturns and substantial variations in operating results.

•	The privately held companies, below investment grade securities (“junk” bonds) and real estate in which the Company invests are difficult to value and will generally be illiquid.

•	Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Anu Dubey, Senior Counsel January 28, 2022 Page 2

•

If the Company makes additional offerings of its Shares in the future, an investor may be required to make additional purchases of the Company’s Shares on one or more dates to be determined by the Company.

Response: The Company respectfully advises the Staff that it has revised the Explanatory Note on page 1 of the Redline in response to the Staff’s comment.

2.

Given the length of the Risk Factors section, please include in the forepart of the registration statement a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors. See Item 105(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has included a Risk Factor Summary on pages 4 to 5 of the Redline in response to the Staff’s comment.

3.	Please disclose how the BDC Conversion will be accomplished mechanically. We may have additional comments based on your response.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 6 of the Redline in response to the Staff’s comment.

Forward Looking Statements (page 2)

4.

In listing the risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, please consider disclosing the discontinuation of LIBOR and transition to a new reference rate.

Response: The Company respectfully advises the Staff that it has revised the Forward Looking Statement on page 3 of the Redline in response to the Staff’s comment.

Item 1. Business — General Development of Business (page 3)

5.

The first sentence of the second paragraph states that the Company expects to conduct a private offering of its common stock to accredited investors. Please revise this sentence to state that the Company will conduct a private offering of its common stock to “accredited investors”.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 6 of the Redline in response to the Staff’s comment.

Item 1. Business — Description of Business — The Company — MSD Investment, LLC (pages 3 – 4)

6.	Please disclose that the Company is non-diversified and the implications of being non-diversified.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 6 of the Redline in response to the Staff’s comment.

7.

The first sentence states that the Company will invest in a “broadly diversified portfolio”. Inasmuch as the Company is non-diversified and disclosure on page 38 sets forth a risk factor stating that the Company’s portfolio could become significantly concentrated in a limited number of companies, issuers, types of financial instruments, industries, sectors, strategies, countries, or geographic regions, please revise the reference to a broadly diversified portfolio or explain to us why such reference is appropriate.

Anu Dubey, Senior Counsel January 28, 2022 Page 3

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 6 of the Redline in response to the Staff’s comment.

8.

The first sentence of the second paragraph states that the portfolio will be comprised primarily of loans and notes sourced from both “private and liquid markets”. Please clarify what “liquid markets” are and how it is consistent with disclosure on page 23 of the Company’s registration statement describing “the illiquid nature of its portfolio”.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 7 and 27 of the Redline in response to the Staff’s comment.

9.

The second sentence of the second paragraph states that the Company will focus primarily on investing in senior secured loans. The first sentence of the first paragraph states that the Company will primarily invest in “senior secured loans and notes” [emphasis added]. Please reconcile this disclosure.

Response: The Company respectfully advises the Staff that it has revised the disclosure to remove “and notes” on page 7 of the Redline in response to the Staff’s comment.

10.	Please disclose the Company’s maturity and credit quality policies with respect to its investments and the corresponding risks of such policies in the Risk Factors section.

Response: The Company respectfully directs the Staff to the section entitled “Risk Ratings” on page 14 of the Redline, which covers the Company’s policy for monitoring the risk of its portfolio. Additionally, while the Company will generally look to invest in debt investments with a maturity ranging from 3-8 years it does not have a stated maturity policy.

11.

The first sentence of the third paragraph states that the Company will source opportunities by leveraging MSD Capital L.P. and the Adviser’s broad network and reputation. Please identify here who MSD Capital L.P. is. The Company will source opportunities by leveraging MSD’s broad network and reputation and, as disclosed on pages 11 – 12, the MSD investment teams work closely together and consistently share ideas, allowing the Credit Team to leverage MSD’s network and knowledge base to pursue attractive investment opportunities and diligence a wide range of industries and companies. Please explain to us why MSD Capital L.P. is not identified as an investment adviser to the Company as defined in Section 2(a)(20) of the Investment Company Act of 1940 (“1940 Act”).

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 14 of the Redline to clarify that the defined terms “MSD” and/or “Adviser” shall only refer to MSD Partners, L.P. and not MSD Capital, L.P. MSD and/or the Adviser was formed in 2009 by the investment team of MSD Capital, L.P., which is a family investment office established in 1998 as the exclusive capital manager for Michael Dell, Founder & CEO of Dell Technologies, and his family. MSD Capital is not an investment adviser to the Company as it does not and will not provide investment advice to the Company. The reference to MSD investment teams only includes the credit, real estate equity, private equity and growth equity investment teams employed by MSD Partners, L.P.

Item 1. Business — Description of Business — Advisory Agreement (pages 4 – 7)

12.

Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example. We believe that such disclosure would be helpful to investors.

Anu Dubey, Senior Counsel January 28, 2022 Page 4

Response: The Company respectfully submits that the Form 10 does not require the inclusion of a fee table and thus the Company does not extend to provide one.

Item 1. Business — Description of Business — Advisory Agreement — Compensation of

the Adviser (pages 5 – 6)

13.

The disclosure under “Management Fee” states that the Management Fee shall be calculated at a rate of 0.1875% per quarter of the Company’s average gross asset value but excluding, cash and cash equivalents, as defined and undrawn commitments. Please clarify the timing of the calculation of each of these exclusions (e.g., does the calculation involve averaging the amount of undrawn commitments at the end of each of the two most recently completed calendar quarters?). Please also clarify what undrawn commitments include and disclose if any commitments are included in average gross asset value. We may have additional comments based on your response.

Response: The Company respectfully advises the Staff that it has revised the disclosure to on page 8 of the Redline in response to the Staff’s comment.

14.	Under “Incentive Fee”, please disclose a graphical representation and examples showing the calculation of the Incentive Fee.

Response: The Company respectfully advises the Staff that it has disclosed a graphical representation on page 10 of the Redline in response to the Staff’s comment.

Item 1. Business — Description of Business — Advisory Agreement — Limitations of

Liability and Indemnification (page 7)

15.

The first sentence states that the Advisory Agreement will provide that the Company will indemnify the Adviser and its affiliates against any liabilities relating to certain activities except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. Please revise the disclosure of excepted conduct to track the language of Section 17(i) of the 1940 Act.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 10 of the Redline in response to the Staff’s comment.

Item 1. Business — Description of Business — Payment of the Company’s Expenses under the Administration and Advisory Agreements (pages 7 – 9)

16.

Disclosure on page 9 refers to each subsidiary of the Company. Please respond to the following comments regarding any primarily controlled entity that engages in investment activities in securities or other assets. A primarily controlled entity is an entity that the Company controls as defined in Section 2(a)(9) of the 1940 Act and for which the Company’s control of the entity is greater than that of any other person.

a.	Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Company.

b.	Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary.

c.

Disclose that each investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Anu Dubey, Senior Counsel January 28, 2022 Page 5
d.	Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the subsidiary.

e.

Confirm to us that the financial statements of each subsidiary will be consolidated, as applicable, with those of the Company in accordance with U.S. Generally Accepted Accounting Principles, Regulation S-X and other applicable accounting guidance.

f.

Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company only has one subsidiary, MSD BDC SPV I, which is wholly-owned and consolidated for GAAP purposes. The sole purpose of the subsidiary is to hold assets that have been pledged as collateral in connection with the third-party credit facility established for the Company. Because the subsidiary is consolidated with, and reflects the operations of the Company and not any separate operations, we do not believe there is a need for the items of disclosure set forth in Staff’s comment. The Company has revised the disclosure on page 12 of the Redline to reflect that the Company has one subsidiary, MSD BDC SPV I.

17.

For any wholly-owned subsidiary of the Company, please confirm to us that a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Company discloses and a subsidiary’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response: The Company respectfully refers the Staff to its response to Question 12 regarding the inclusion of a fee table.

Item 1. Business — Description of Business — Investment Strategy — Types of Investments (page 11)

18.

If the types of investments identified here are all principal investments of the Company, please revise the heading of this section to include the word “principal”. If the types of investments identified here include both principal and non-principal investments of the Company, please separately disclose principal and non-principal investments under separate headings.

Response: The Company respectfully advises the Staff that it has revised the sub-heading on page 14 of the Redline to include the word “principal”.

19.

If covenant-lite loans will be a principal investment of the Company, please disclose such investments here and consider whether the disclosure on page 52 of the risks of covenant-lite loans (under Secondary Debt) should instead be set forth as a separate risk factor.

Response: Response: The Company respectfully advises the Staff that it has revised the disclosure on page 13 and added an additional risk factor on page 54 of the Redline in response to the Staff’s comment.

Item 1. Business — Description of Business — Closing (page 14)

20.

The first sentence states that the Company will hold one or more closings at which it will accept Capital Commitments from investors. Please specifically disclose the consequences to investors who fail to honor their obligations under a Capital Commitment or a Catch-up Purchase (as is currently only generally described in a risk factor on page 72). Please also supplementally describe the Company’s policies and procedures to implement the consequences of such failures.

Anu Dubey, Senior Counsel January 28, 2022 Page 6

Response: The Company respectfully advises the Staff that it has added a section entitled “Defaulting Shareholder” on page [14] of the Redline in response to the Staff’s comment.

Item 1. Business — Description of Business — Liquidity Events (pages 15 – 16)

21.

The fourth paragraph cross references “Discretionary Repurchases of Shares”. No such section exists. Please disclose this section, including disclosing that all share repurchases will be made consistent with Section 23(c) of the 1940 Act, as modified by Section 63 of the 1940 Act, and the rules thereunder.

Response: The Company respectfully advises the Staff that it has added a section entitled “Discretionary Repurchases of Shares” beginning on page 17 of the Redline in response to the Staff’s comment.

Item 1A. Risk Factors (pages 31 – 80)

22.

Many of the risk factors in this section describe risks of investments that are not identified in the description of the Company’s business in Item 1 (e.g., Non-U.S. Investments (page 39); Convertible Securities (page 42); Structured Investments, including junior and equity tranches (page 44) General Real Estate Risks (page 47)). Please review the Risk Factors and disclose the types of investments referenced therein in the description of the Company’s business.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 6 of the Redline in response to the Staff’s comment.

Item 1A. Risk Factors — Non-U.S. Investments (page 39)

23.

If the Company will invest in emerging markets as part of its principal strategies, please revise this risk factor, or add a separate risk factor, to disclose the heightened risks associated with emerging market investments. See ADI 2020 – 11 (Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets).

Response: The Company respectfully advises the Staff on a supplemental basis that generally the Company does not expect investments in emerging markets to be a part of its principal strategies. However, the Company may on an opportunistic basis consider making such investments. As a result, the Company has added a separate risk factor to disclose the heightened risks associated with emerging market investments on page 42 of the Redline.

Item 1A. Risk Factors — Risks Related to Investments in Leveraged Loans (page 40)

24.

The first sentence of this risk factor states that the Company may invest in leveraged loans. Please describe leveraged loans (e.g., loans made to borrowers who already have high levels of debt and/or a low credit rating).

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 43 of the Redline in response to the Staff’s comment.

Item 1A. Risk Factors — Hung Loans (page 41)

25.	Please disclose what an “LBO” is.

Anu Dubey, Senior Counsel January 28, 2022 Page 7

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 45 of the Redline in response to the Staff’s comment.

Item 1A. Risk Factors — Convertible Securities (page 42)

26.

If the Company will invest in contingent convertible securities as part of its principal strategies, please identify such securities as part of the Company’s principal strategies and disclose the corresponding risks of such securities here.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not expect investments in contingent convertible securities to be a part of the Company’s principal strategies.

Item 1A. Risk Factors — Leverage and Borrowing Risks (pages 50 – 51)

27.

Please revise the second paragraph of this risk factor to reflect that the Company is required to meet a coverage ratio of total assets to total borrowings and other senior securities of at least 150%.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 52 of the Redline in response to the Staff’s comment.

Item 1A. Risk Factors — Co-Investment with Exemptive Relief (page 56)

28.	The first sentence states that the Company and the Adviser have applied for an exemptive order from the SEC. Please disclose that there is no assurance that the exemptive relief will be granted.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 58 of the Redline in response to the Staff’s comment.

Item 1A. Risk Factors — Risks Related to Consumer Loans and Consumer Lending (pages 60 – 61)

29.

The first sentence of the first full paragraph on page 61 states that certain of the Company’s investments may consist of loans offered through lending platforms. Please tell us how much of the Company’s assets will be invested in loans offered through lending platforms and disclose any upper limit on such investments. We may have more comments after reviewing your response.

Response: The Company respectfully advises the Staff on a supplemental basis that a material portion of the Company’s portfolio will not consist of loans offered through lending platforms.

Item 1A. Risk Factors — Feeder Funds (page 66)

30.	Please revise the disclosure to clarify the “certain purposes” for which the Feeder Fund investors may be treated as separate Shareholders and the significance of this treatment.

Response: The Company respectfully advises the Staff that it has removed this disclosure from the Initial Registration Statement in response to the Staff’s comment.

Anu Dubey, Senior Counsel January 28, 2022 Page 8

Item 1A. Risk Factors — Warehoused Investments (page 69)

31.

The first sentence states that MSD may warehouse one or more investments for the Company. Please describe to us in detail how MSD warehouses investments for the Company, including the purpose and structure of the warehouse, types of investments to be warehoused, the entities involved in warehousing and each entity’s role and affiliation with the Company, any compensation involved, and whether access, in the form of a “backstop” or otherwise, to a warehouse’s portfolio is available to persons/entities other than the Company. To the extent that the Company enters into a warehousing transaction prior to the effectiveness of this registration statement, please file a supplemental schedule of investments prepared in accordance with the requirements of Regulation S-X 12-12 as part of a pre-effective amendment detailing the portfolio investments which the Company is conditionally obliged to purchase pursuant to any facility agreement. We may have more comments after reviewing your response.

Response: The Company respectfully advises the Staff that it has removed this disclosure from the Initial Registration Statement as the Company does not expect to have warehouse investments.

Item 1A. Risk Factors — Restricted Ability to Enter into Transactions with Affiliates (pages 75 – 76)

32.	The last paragraph on page 76 describes the risks of change of control provisions included in the Company’s organizational documents. Please disclose this paragraph under a separate heading.

Response: The Company respectfully advises the Staff that it has added the heading “Risk of Change of Control Provisions” on page 76 of the Redline in response to the Staff’s comment.

Item 6. Executive Compensation (page 91)

33.	Please confirm that perquisites and other personal benefits or property are in each case less than $10,000 in the aggregate or include a compensation chart as described in Item 402(k) of Reg S-K.

Response: The Company respectfully advises the Staff that the Company is an externally managed BDC therefore, its officers and Interested Directors will be compensated by the Investment Adviser. The Company’s Independent Directors will be compensated in the form of the disclosed cash amounts and will not receive other personal benefits or property.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters (pages 94 – 95)

34.	Please disclose the information required by Items 201(a)(2) and 201(b)(1) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 92 of the Redline in response to the Staff’s comment.

35.	Please describe the Company’s dividend reinvestment plan.

Response: The Company respectfully directs the Staff’s attention to the section entitled “Distribution Reinvestment Plan” on page 21 of the Redline. The Company intends to make quarterly distributions to its Shareholders out of assets legally available for distribution. The amount of distributions, if any, will be determined by the Board.

Anu Dubey, Senior Counsel January 28, 2022 Page 9

Item 11. Description of Registrant’s Securities To Be Registered — Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses (pages 97 – 98)

36.	Please revise the last sentence of the second paragraph to track the language of Section 17(h) of the 1940 Act.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 95 of the Redline in response to the Staff’s comment.

Item 11. Description of Registrant’s Securities To Be Registered — Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws (Pages 98 – 102)

37.	If the Company’s Charter or Bylaws contain provisions that require shareholders to waive jury trials, please disclose such provision in this section.

Response: The Company respectfully advises the Staff that the Company’s Charter and Bylaws do not contain provisions that require shareholders to waive jury trials.

38.	If the Company’s Charter or Bylaws contain provisions that restrict shareholders’ ability to bring direct or derivative claims, please disclose such provisions in this section.

Response: The Company respectfully advises the Staff that the Company’s Charter and Bylaws do not contain provisions that restrict shareholders’ ability to bring direct or derivative claims.

39.

Under “Exclusive Forum” on page 102, please disclose the associated risks of the exclusive forum provision (e.g., shareholders may have to bring suit in an inconvenient and unfavorable forum; that the enforceability of exclusive forum provisions is questionable).

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 99 and 100 of the Redline in response to the Staff’s comment.

Item 15. Financial Statements and Exhibits (page 103)

40.

Please furnish all required financial statements and supplementary data. Audited financial statements for one year, supplemented by interim period financial statements, if required, should be dated within 135 days of effectiveness. In addition, please confirm whether or not the predecessor LLCs had commenced investment operations prior to the conversion by law to a Maryland Corporation. Please also file as exhibits the documents associated with the BDC Conversion.

Response: As discussed, the Company respectfully advises the Staff that it will furnish the required financial statements in its amendment to the Initial Registration Statement no later than February 7, 2022.

GENERAL COMMENTS

41.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any preeffective amendments.

Response: The Company acknowledges the Staff’s comment and undertakes to address any further comments from the Staff.

Anu Dubey, Senior Counsel January 28, 2022 Page 10
42.

Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment and undertakes to comply with the Staff’s instructions.

43.

Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief you expect to submit that is described on page 56 of the registration statement.

Response: The Company submitted an amended application for co-investment relief on January 18, 2022 (File No. 812-15215) and does not expect to submit any additional exemptive applications or no-action requests at this time.

44.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment and undertakes to comply with the Staff’s instructions.

*    *     *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Robert Simonds, General Counsel, MSD Partners, L.P

Saritha Reddy, Chief Compliance Officer and Secretary, MSD Investment Corp.

Payam Siadatpour, Esq. Eversheds Sutherland (US) LLP